January 10, 2007

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

RE: TRINITY BIOTECH PLC
FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
FILED MARCH 31, 2006-10-05
FILE NO. 000-22320

Dear Mr. Rosenberg,

I am responding to your letter dated November 21, 2006. With regard to your query I have included the query as contained in your letter and given our response directly below.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS, PAGE 18
LIQUIDITY AND CAPITAL RESOURCES, PAGE 27
WORKING CAPITAL PAGE 28

YOUR RESPONSE TO OUR COMMENT TWO MERELY STATES THAT ACCOUNTS RECEIVABLE AT DECEMBER, 2005 INCREASE BECAUSE SALES INCREASED. HOWEVER, IT APPEARS THAT ACCOUNTS RECEIVABLE INCREASED AT A RATE GREATER THAN THE INCREASE IN SALES. USING FOURTH QUARTER SALES WE COMPUTED DAYS' SALES IN TRADE RECEIVABLES AS 44 DAYS AT DECEMBER, 2004 AND 57 DAYS AT DECEMBER 31, 2005. PLEASE EXPLAIN THIS INCREASE.

TRINITY BIOTECH PLC RESPONSE

MANAGEMENT OF TRINITY BIOTECH PLC PROPOSES TO AMEND PROSPECTIVELY ITS DISCLOSURES IN ITS 2006 FORM 20-F. WE HAVE INCLUDED OUR PROPOSED REVISED DISCLOSURE BELOW:

The increase in accounts receivable by US$8,034,000 was attributable to both continuing activities and an acquisition. Accounts receivable at December 31, 2005 includes US$3,146,000 of accounts receivable in Primus, which was acquired in July 2005. The credit terms offered by Primus are on average longer than the credit terms given to customers in the rest of the Trinity Biotech Group. The remaining increase of US$4,888,000 arose due to a combination of higher sales levels in continuing group operations and slower collection rates attributable to staff vacancies in the US finance function.

As part of its response to your letter Trinity Biotech plc acknowledges the following:

     o Trinity Biotech plc is responsible for the adequacy and accuracy of the disclosure in this filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o Trinity Biotech plc may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



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Subject to your satisfaction with my response to your query as outlined in this letter it is our intention that all future filings of the Form 20-F will include similar information, commencing with the Company's Form 20-F for the fiscal year ended December 31, 2006.

In the event that you have any queries please contact me or my colleague Kevin Tansley at +353 1 2769800.

YOURS SINCERELY

/s/ Rory Nealon
RORY NEALON
CHIEF FINANCIAL OFFICER
TRINITY BIOTECH PLC.